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                                                                    EXHIBIT 99.2

   CENTENNIAL CELLULAR CORP. ACHIEVES REQUISITE CONSENTS IN TENDER OFFERS AND CONSENT SOLICITATIONS FOR ITS 8-7/8% SENIOR NOTES DUE 2001 AND ITS 10-1/8%
                             SENIOR NOTES DUE 2005

          New Canaan, CT and New York, NY, Sept. 25, 1998. Centennial Cellular Corp. (the "Company") (Nasdaq: CYCL-news), a leading independent cellular provider, announced today in connection with its tender offers and consent solicitations for its outstanding 8-7/8% Senior Notes due 2001 and 10-1/8% Senior Notes due 2005, that it has received duly executed, unrevoked and irrevocable consents to the proposed amendments to the respective Indentures under which the Notes were issued.

          As of the close of business on September 21, 1998, approximately $248.1 million in aggregate principal amount of the 8-7/8% Senior Notes and approximately $99.6 million of the 10-1/8% Senior Notes had been tendered and consents had been delivered, representing approximately 99.2% and 99.6%, respectively, of the $250.0 million aggregate principal amount 8-7/8% Senior Notes and of the $100.0 million aggregate principal amount 10-1/8% Senior Notes outstanding.

          As described in the Company's Offer to Purchase and Consent Solicitation, the Company solicited consents to make amendments to the Indentures under which the Notes were issued, including the elimination of substantially all of the restrictive covenants and certain of the events of default. The proposed amendments will not become operative unless the respective offers to purchase are consummated in accordance with the terms thereunder.

          The tender offers are expected to remain open until 5:00 p.m. New York City time on October 14, 1998, unless they are extended.

          The Company's obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to each tender offer is subject to certain conditions, including the consummation of the merger of CCW Acquisition Corp. with and into the Company, which, in turn, is subject to certain other conditions as described in the Offer to Purchase and Consent Solicitation.

          Information regarding the pricing, tender and delivery procedures and conditions of the tender offers and consent solicitations are contained in the Offer to Purchase and Consent Solicitation dated September 8, 1998 and related documents. Documents can be obtained by contacting Beacon Hill Partners, Inc. at 800-755-5001 or 212-843-8500.

          The tender offers and consent solicitations are being managed by Merrill Lynch & Co. Any questions relating to the tender offers and consent solicitations may be directed to Merrill Lynch at 888-ML4-TNDR or 212-449-4914.

          Centennial acquires, operates and invests in cellular telephone systems throughout the United States and the Commonwealth of Puerto Rico. Centennial's current wireless telephone interests represent approximately 10.1 million Net Pops. Approximately 6.5 million of these Net Pops are represented by Centennial's wireless telephone systems located in the continental





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United States, including approximately 1.1 million Net Pops related to
Centennial's minority equity investments in limited partnerships owning wireless telephone systems. The balance of approximately 3.6 million Net Pops represents Centennial's interest in its wireless telephone systems in Puerto Rico.

          This news release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offers and consent solicitations are made only by the Offer to Purchase and Consent Solicitation dated September 8, 1998.